Exhibit 99.1
Province of Manitoba
2010/11 Quarterly Financial Report
April to December 2010
CONTENTS
Introduction
Quarterly Financial Results
Economic Performance and Outlook
INTRODUCTION
Budget 2010 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board and fully reflects Generally Accepted Accounting Principles (GAAP). A summary budget presents a more complete picture of how the provincial government and the other related entities operate as a whole and what the total cost is of providing services and programs to people in Manitoba.
The financial information in this quarterly financial report is presented in the same format as the budget. The third quarter financial report presents information on the GRE for the nine months ending December 31, 2010. The report also contains an updated financial forecast for the GRE for the current fiscal year and an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010
GOVERNMENT REPORTING ENTITY (GRE)
Budget 2010 introduced a five-year plan to position the province for the global economic recovery and return the province to surplus.
For fiscal year 2010/11 the forecast for summary net income is a loss of $467 million. This is a $78 million improvement from the projection in the five-year plan.
The variance is the net impact of core government results being $47 million better than budget and the results from the Other Reporting Entities (ORE) improving $31 million from budget.
The projections from the ORE reflect an improvement in the net income of government business enterprises (GBEs) compared to budget, including the recent Public Utilities Board order to MPI to rebate approximately $320 million to vehicle owners. Other variances include post secondary institutions reflecting higher than budgeted results, while lower than anticipated net income from Manitoba Agricultural Services Corporation reflects unseasonable weather.
Core government revenue is forecast to be $278 million higher than budget primarily as a result of revised federal estimates for both individual income tax — $166 million and corporation income tax - $83 million. Other taxes are forecast to be higher than budget due to strength in mining, corporations and tobacco taxes, partially offset by a lower than anticipated increase in retail sales tax.
As noted in the second quarter report, emergency expenditures resulting from severe flooding in the Interlake and forest fire suppression in northern Manitoba have resulted in unbudgeted emergency expenditures in core government. In addition, planning and preparation activities for a potential 2011 spring flood have resulted in a revised projection of $117 million for emergency expenditures.
Other core government expenditure pressures continue in supports for families — $67 million; health care — $40 million; and public safety and corrections — $24 million.
Projection of Summary Net Income/(Loss)
For the Fiscal Year Ending March 31, 2011
UNAUDITED

	2010/11 Third Quarter Forecast			2010/11 Budget
		Consolidation			Consolidation
	Core	Impacts and Other		Core	Impacts and Other		Summary
(Millions of Dollars)	Government	Reporting Entities*	Summary	Government	Reporting Entities	Summary	Variance

Revenue	10,496	2,634	13,130	10,218	2,502	12,720	410
Expenditure	10,997	2,600	13,597	10,755	2,510	13,265	332

Net Result for the Year	(501)	34	(467)	(537)	(8)	(545)	78

Transfer from/(to) Fiscal Stabilization Account	49	(49)	—	38	(38)	—	—

Net Income/(Loss)	(452)	(15)	(467)	(499)	(46)	(545)	78

*	Includes a year-end adjustment of $37 million

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010
QUARTERLY FINANCIAL RESULTS
The unaudited net result of the GRE for the first nine months of the fiscal year is $76 million, $13 million better than estimated. The variance is the net result of revenue being $17 million higher than anticipated and expenditure being $4 million higher than estimated.
The nine-month revenue variance is mainly due to income taxes being $53 million higher than estimated, offset by timing of other taxes and net income of GBEs.
Expenditure variances are primarily the result of timing of payments.
Government Reporting Entity Operating Statement
UNAUDITED

	Year-to-Date to December 31
	2010/11			2009/10
($000s)	Actual	Estimated	Variance	Actual

Revenue
Income Taxes	2,030,587	1,977,091	53,496	1,941,451
Other Taxes	2,735,786	2,753,367	(17,581)	2,672,796
Fees and Other Revenue	1,278,500	1,234,225	44,275	1,244,466
Federal Transfers	2,990,230	3,032,789	(42,559)	2,937,992
Net Income of Government
Business Enterprises	547,605	573,567	(25,962)	428,164
Sinking Funds and Other Earnings	157,140	151,345	5,795	157,608

Total Revenue	9,739,848	9,722,384	17,464	9,382,477

Expenditure
Health and Healthy Living	3,727,133	3,679,636	47,497	3,579,238
Education	2,423,160	2,432,485	(9,325)	2,231,108
Family Services and Consumer Affairs	998,209	1,004,794	(6,585)	953,650
Community, Economic and Resource Development	1,334,177	1,344,994	(10,817)	1,188,172
Justice and Other Expenditures	614,847	630,088	(15,241)	660,005
Debt Servicing Costs	566,281	567,851	(1,570)	551,214

Total Expenditure	9,663,807	9,659,848	3,959	9,163,387

Net Result	76,041	62,536	13,505	219,090

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010
Infrastructure and Capital Asset Renewal
Expenditures for infrastructure and capital asset renewal in 2010/11 are forecast to be $1.5 billion. The projects are supported by $137 million in federal infrastructure renewal funding.
Based on principles of sound financial management, Manitoba has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2010 provides the resources for upgrading Manitoba’s roads and highways, wastewater treatment plants, health facilities across the province, building and restoring much needed social housing and modernizing our schools and post-secondary institutions.
As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets — like the Red River Floodway, highway infrastructure and economic stimulus investments — are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects to create jobs and stimulate the economy, an increase in the net debt to GDP ratio to 26.8% was projected in Budget 2010. For fiscal year 2010/11, summary net debt to GDP is currently forecast to be 24.7%.
At the end of the third quarter, $468 million in core government capital investments have been made, with a projected investment of $761 million by fiscal year-end.
Core government capital investment details are provided in Appendix III on page 11.
SPECIAL ACCOUNTS
Fiscal Stabilization
The forecast draw for 2010/11 is $49 million, $11 million higher than the budgeted draw of $38 million. The higher draw supports unbudgeted 2011 spring flood preparation costs. The forecast continues to include budgeted amounts advanced by the Government of Canada in previous years for health programming of $25 million and $8 million for requirements related to ecoTrust funds as well as $6 million for the interest expense associated with the core government operating shortfall.
Manitoba’s Five-Year Economic Plan includes using an estimated $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls during the economic recovery period. In 2010/11, $90 million has been withdrawn for debt repayment.
Debt Retirement
In 2010/11 the entire balance of $145 million in the account was utilized to repay general purpose debt as part of the five-year plan.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010
Pension Assets
The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.
The fund balance is projected to increase in 2010/11 as a result of the government’s plan to continue addressing the unfunded liability for the Civil Service Superannuation Fund and net investment earnings.
Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life (EARSL).
PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
Manitoba’s borrowing requirement identified in the 2010 Budget was $3.4 billion including refinancing of $1.3 billion and new cash requirements of $2.4 billion, offset by a repayment of $338 million. New cash requirements are required for general government purposes, capital investments by departments, Manitoba Hydro and for the funding of the unfunded pension liability for the Civil Service Superannuation Plan. Estimated repayments are primarily for general purpose borrowings.
For the period of April 1, 2010 to December 31, 2010, $114.7 million was raised through the issue of Builder Bonds and $2.5 billion was raised in the public market.
The total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province. The forecast for the year end has been updated to reflect this as shown in the table on the following page.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010
Provincial Borrowings, Guarantees and Obligations

	2010/11 Forecast		March 31, 2010
	$ millions	$ Per Capita*	$ millions	$ Per Capita*
Provincial Borrowings, Guarantees and Obligations[1]
General Government Programs	6,955	5,609	6,833	5,543
General Government Programs — Pensions[2]	2,355	1,899	2,175	1,764
Manitoba Hydro	8,361	6,743	7,730	6,271
Other Crown Organizations	1,643	1,325	1,478	1,199
Health Facilities	1,065	859	949	770
Government Enterprises and Other[3]	51	41	65	53
Capital Investments	2,546	2,053	1,846	1,498

Subtotal[4]	22,976	18,529	21,076	17,098

Other Obligations
Pension Liability	6,637		6,392
Pension Asset Fund	(4,859)		(4,592)

Net Pension Liability	1,778		1,800
Debt incurred for and repayable by the Manitoba Hydro Electric Board, net of sinking funds	(8,198)		(7,479)
Education and Health Debt held by Government Enterprises	466		443
Other Debt of Crown Organizations, net of sinking funds	255		255

Subtotal	(5,699)		(4,981)

Total Provincial Borrowings, Guarantees and Obligations	17,277		16,095

Adjustments to arrive at Summary Net Debt
Guarantees	(166)		(255)
Net Financial Assets	(3,867)		(4,046)

Summary Net Debt[5]	13,244	10,681	11,794	9,568

Summary Net Debt as a percentage of GDP	24.7%		23.1%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Borrowing, guarantees and obligations are net of sinking funds and guarantees reflect only balances for Manitoba Hydro Bonds and Manitoba Grow Bonds.

2.	In 2010/11, the Government plans to allocate an additional $180 million to address pension obligations for the civil service.

3.	Includes amounts owed relating to federal accounting errors in prior years. See Note 10, page 95 of the 2009/10 Public Accounts for additional information.

4.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at December 31, 2010, total provincial borrowings and guarantees were payable 92% in Canadian dollars and 8% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 75% in Canadian dollars (72% at March 31, 2010) and 25% in U.S. dollars (28% at March 31, 2010).

5.	Net financial assets and summary net debt as a percentage of GDP include the projected impact of other comprehensive income (OCI). Changes in OCI are based upon market value measurements at year-end and reflect a change to the book value of investments held by GBEs and the value of the Canadian dollar against the US dollar on US debt held by Manitoba Hydro. The OCI forecast does not impact summary net income.

*	Per capita is based upon population figures at October 1, 2010 for the 2010/11 Forecast, and at April 1, 2010 for March 31, 2010, as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010
ECONOMIC PERFORMANCE AND OUTLOOK
Manitoba’s economy expanded by 2.5% in 2010 according to the Manitoba Bureau of Statistics, behind Canada’s estimated increase of 3.1%. This comes after a year when Manitoba’s economy significantly outperformed Canada and other provincial economies.
The Manitoba Finance survey of economic forecasters, conducted April 03, 2011, projects that Manitoba’s real GDP will grow by 2.7% in 2011 and 2012, matching the projected national increase in both years.
Manitoba’s labour market continued to perform favourably in 2010. Manitoba’s employment grew 1.9% compared to Canada’s 1.4% increase. Over the last three years, Manitoba has matched or outpaced national employment growth. Manitoba’s annual labour force participation rate of 69.6% was at a record-high level, and well above the national average. Manitoba’s unemployment rate in 2010 was 5.4%, second-lowest among provinces for the second consecutive year and below the national rate of 8.0%. Manitoba’s youth unemployment rate was 11.1%, also the second lowest in Canada.
Manitobans’ average weekly earnings continue to increase, with 2.0% growth in 2010. Nationally, average weekly earnings have increased 3.6%. With employment growth and moderate earnings growth, labour income earned in Manitoba advanced 3.4% in 2010, below the national increase of 4.0% but up from the 2.1% growth in 2009. Canada’s labour income increased by 0.1% in 2009.
Manitoba’s retail sales rose 5.5% in 2010. National retail sales increased 5.1%. The increase was third highest among provinces.
After declining by 24.6% in 2009, Manitoba housing starts increased by 41.1% to a 23 year high 5,888 units in 2010. Single family housing starts rose 30.7% while multiple unit construction increased 68.9%. Canada’s housing starts increased by 27.4% after a 29.4% decline in 2009.
Manitoba’s total capital investment spending in 2010 grew 10.4%, fourth highest among provinces and ahead of the national increase, reaching a new record-high level of $10.7 billion. Private capital investment grew 3.6% after a 7.1% decline in 2009 (less than half the decline experienced by Canada).
For 2011, Statistics Canada’s survey of investors indicates Manitoba’s capital investment is expected to increase by 1.1%, with a 0.6% increase in private investment and a 1.9% increase in public investment. By industry, manufacturing is expected to post the strongest increase with 29.4% growth.
Manitoba has posted the steadiest growth in private capital investment among provinces, posting only one annual decline in private investment over a twenty year period. Between 2005 and 2010, Statistics Canada estimates that private investment in the province grew 35.5%, three times the rate of increase for Canada as a whole the second-highest increase in private investment among provinces.
Despite numerous challenges, including the appreciation of the Canadian currency and continuing weakness in the US economy, Manitoba’s manufacturing sector turned around in 2010. Over the last year, Manitoba sales significantly improved, increasing 9.1% in the fourth quarter of 2010 compared to the fourth quarter of 2009. During the global recession, Manitoba’s manufacturers’ annual sales declined 1.7% in 2010 after a 10.7% decline in 2009.
The lower value of exports of manufactured goods is a principal factor in the overall decline in Manitoba’s merchandise exports this year. The value of foreign merchandise exports declined 2.9%. Manitoba exports to

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010
the U.S. were down 7.5% while non-U.S. exports grew 6.8%. Despite the decline, Manitoba’s foreign exports posted good gains through the latter half of the year, with exports in the final quarter of 2010 rising by 12.8%, paralleling the strong performance of Manitoba manufacturing shipments.
Manitoba’s farm cash receipts declined 1.3% in 2010 compared to a 1.7% national decline over the same period. Manitoba’s receipts from livestock rose 7.1% while crops receipts declined 5.3%. Some of the gains in certain commodity categories were offset by decreases in crop insurance and other programs.
The Consumer Price Index rose 0.8% in Manitoba in 2010, behind the national inflation rate of 1.8%. This comes after a 0.6% Manitoba increase in 2009, ahead of the national increase of only 0.3%. For 2011 and 2012, Manitoba Finance’s survey of economic forecasts indicates Manitoba’s CPI inflation will average about 2.0%, in line with the national inflation outlook.
On January 1 of this year, Manitoba’s population reached 1,243,653, an annual increase of 16,915 persons. Population grew 1.38%, from the previous year, ahead of Canada’s increase of 1.11% and fourth among provinces. Immigration of 15,805 was the largest since 1945.
For updates and more details please see the Manitoba Economic Highlights at: http://www.gov.mb.ca/finance/pdf/highlights.pdf

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010

2010/11 Core Government Revenue by Source UNAUDITED	Appendix I

	Year-to-Date to December 31				Full Year
	2010/11			2009/10	2010/11			Actual
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	2009/10

Income taxes
Individual Income Tax	1,817,169	1,780,201	36,968	1,748,203	2,586,000	2,420,500	165,500	2,401,381
Corporation Income Tax	213,418	196,890	16,528	193,248	329,900	246,900	83,000	257,081

Subtotal: Income Taxes	2,030,587	1,977,091	53,496	1,941,451	2,915,900	2,667,400	248,500	2,658,462

Other Taxes
Corporations Taxes	177,498	180,147	(2,649)	175,570	222,200	196,200	26,000	233,159
Gasoline Tax	112,408	109,635	2,773	105,967	147,800	141,300	6,500	139,808
Land Transfer Tax	49,699	48,037	1,662	43,885	58,999	51,000	7,999	53,661
Levy for Health and Education	280,837	280,705	132	275,038	377,650	377,650	—	364,736
Mining Tax	9,384	9,332	52	—	21,000	6,000	15,000	9,924
Motive Fuel Tax	71,566	69,727	1,839	67,704	94,100	88,600	5,500	90,158
Retail Sales Tax	1,250,803	1,269,380	(18,577)	1,227,045	1,603,600	1,668,600	(65,000)	1,569,845
Tobacco Tax	178,942	181,016	(2,074)	161,217	233,000	225,000	8,000	215,543
Other Taxes	7,794	7,979	(185)	7,373	10,766	10,948	(182)	11,664

Subtotal: Other Taxes	2,138,931	2,155,958	(17,027)	2,063,799	2,769,115	2,765,298	3,817	2,688,498

Fees and Other Revenue
Fines and Costs and Other Legal	37,421	37,360	61	32,799	49,416	50,190	(774)	44,729
Minerals and Petroleum	19,690	19,149	541	13,814	22,276	12,261	10,015	17,361
Automobile and Motor Carrier Licences and Fees	96,794	94,970	1,824	93,996	127,026	118,026	9,000	126,925
Parks: Forestry and Other Conservation	24,979	23,251	1,728	28,683	28,700	30,144	(1,444)	34,080
Water Power Rentals	84,361	80,359	4,002	85,861	113,108	110,000	3,108	114,745
Service Fees and Other Miscellaneous Charges	70,278	70,834	(556)	70,014	134,225	128,509	5,716	141,071
Revenue Sharing from SOAs	19,073	19,074	(1)	17,910	25,430	25,430	—	24,380

Subtotal: Fees and Other Revenue	352,596	344,997	7,599	343,077	500,181	474,560	25,621	503,291

Federal Transfers
Equalization	1,545,012	1,545,013	(1)	1,547,546	2,001,518	2,001,500	18	2,063,394
Canada Health Transfer (CHT)	711,959	715,019	(3,060)	674,541	949,300	953,358	(4,058)	897,402
Canada Social Transfer (CST)	303,049	303,524	(475)	293,790	404,249	404,698	(449)	392,184
Health Funds	7,066	8,435	(1,369)	10,208	12,018	9,038	2,980	12,357
Infrastructure Renewal	380	239	141	—	137,005	150,822	(13,817)	55,441
Manitoba Floodway Expansion	8,665	19,463	(10,798)	10,229	31,565	39,869	(8,304)	35,571
Shared Cost and Other Transfers	124,252	127,107	(2,855)	128,540	210,878	191,610	19,268	219,812

Subtotal: Federal Transfers	2,700,383	2,718,800	(18,417)	2,664,854	3,746,533	3,750,895	(4,362)	3,676,161

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	156,000	156,000	—	141,900	246,800	246,800	—	233,677
Manitoba Lotteries Corporation	233,750	233,750	—	231,100	317,000	312,700	4,300	306,673

Subtotal: Net Income of GBEs	389,750	389,750	—	373,000	563,800	559,500	4,300	540,350

Total Revenue	7,612,247	7,586,596	25,651	7,386,181	10,495,529	10,217,653	277,876	10,066,762

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010

2010/11 Core Government Expenditure by Sector/Department UNAUDITED	Appendix II

	Year-to-Date to December 31				Full Year
	2010/11			2009/10	2010/11			Actual
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget[1]	Variance	2009/10[2]

Health and Healthy Living
Health	3,402,307	3,359,482	42,825	3,238,497	4,717,984	4,677,818	40,166	4,470,131
Healthy Living, Youth and Seniors	51,752	58,418	(6,666)	54,461	76,517	76,575	(58)	71,710

Total Health and Healthy Living	3,454,059	3,417,900	36,159	3,292,958	4,794,501	4,754,393	40,108	4,541,841

Education
Advanced Education and Literacy	473,287	474,246	(959)	458,020	624,235	626,996	(2,761)	599,652
Education	1,137,229	1,158,591	(21,362)	1,109,129	1,508,296	1,506,903	1,393	1,464,238

Total Education	1,610,516	1,632,837	(22,321)	1,567,149	2,132,531	2,133,899	(1,368)	2,063,890

Family Services and Consumer Affairs	982,207	985,805	(3,598)	941,896	1,374,302	1,307,507	66,795	1,290,656

Community, Economic and Resource Development
Aboriginal and Northern Affairs	26,303	30,321	(4,018)	26,570	38,676	37,676	1,000	41,045
Agriculture, Food and Rural Initiatives	126,794	124,776	2,018	123,996	214,079	215,509	(1,430)	219,879
Conservation	96,337	96,976	(639)	99,236	124,901	125,427	(526)	134,420
Entrepreneurship, Training and Trade	93,964	93,267	697	84,942	155,612	151,825	3,787	155,204
Housing and Community Development	52,264	52,983	(719)	46,482	70,908	72,336	(1,428)	68,810
Infrastructure and Transportation	408,478	414,612	(6,134)	398,824	632,942	630,277	2,665	575,147
Innovation, Energy and Mines	60,791	60,285	506	57,967	78,175	76,120	2,055	76,188
Local Government	181,596	211,065	(29,469)	160,403	281,282	256,581	24,701	247,604
Water Stewardship	22,220	24,151	(1,931)	23,531	33,116	33,637	(521)	32,317

Total Community, Economic and Resource Development	1,068,747	1,108,436	(39,689)	1,021,951	1,629,691	1,599,388	30,303	1,550,614

Justice and Other Expenditures
Legislative Assembly	27,429	28,208	(779)	26,113	38,517	39,166	(649)	36,098
Executive Council	3,015	3,011	4	2,947	3,914	4,027	(113)	4,118
Civil Service Commission	14,404	14,958	(554)	15,606	20,023	20,480	(457)	20,400
Culture, Heritage and Tourism	49,455	50,424	(969)	52,079	63,490	63,598	(108)	68,799
Employee Pensions and Other Costs	(4,422)	(4,220)	(202)	(4,683)	10,919	18,060	(7,141)	8,059
Finance	73,705	74,517	(812)	74,021	88,683	89,962	(1,279)	87,256
Justice	288,365	291,351	(2,986)	274,134	430,579	406,810	23,769	408,941
Labour and Immigration	38,633	40,212	(1,579)	37,120	60,393	61,074	(681)	58,296
Sport	9,180	9,190	(10)	8,882	11,919	11,919	—	11,914
Enabling Appropriations	2,591	3,010	(419)	1,083	10,318	13,358	(3,040)	2,932
Other Appropriations	45,439	51,051	(5,612)	69,096	119,407	30,151	89,256	173,876

Total Justice and Other Expenditures	547,794	561,712	(13,918)	556,398	858,162	758,605	99,557	880,689

Less: Year-End Lapse	—	—	—	—	(32,500)	(65,000)	32,500	—
Debt Servicing Costs	186,282	193,280	(6,998)	190,226	240,534	265,785	(25,251)	240,194

Total Expenditure	7,849,605	7,899,970	(50,365)	7,570,578	10,997,221	10,754,577	242,644	10,567,884
Subtract: Total Expenditure Estimates(above) from Total Revenue Estimate (Appendix I)	7,612,247	7,586,596	25,651	7,386,181	10,495,529	10,217,653	277,876	10,066,762

Net Result for the Year (before transfers)	(237,358)	(313,374)	76,016	(184,397)	(501,692)	(536,924)	35,232	(501,122)

Transfer to Debt Retirement	—	—	—	—	—	—	—	(20,000)
Transfer from / (to) Fiscal Stabilization	—	—	—	—	49,754	38,490	11,264	57,186

Net Result for the Year	(237,358)	(313,374)	76,016	(184,397)	(451,938)	(498,434)	46,496	(463,936)

1.	Budget figures are adjusted to include Enabling Appropriations

2.	For comparative purposes the 2009/10 Actual has been re-stated to reflect the 2010/11 appropriation structure.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2010

2010/11 Core Government Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to December 31				Full Year
	2010/11			2009/10	2010/11			Actual
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	2009/10

General Assets
Government Services Capital Projects	73,245	90,456	(17,211)	40,456	122,276	160,482	(38,206)	95,219
Transportation Equipment and Aircraft	40,201	42,833	(2,632)	9,629	59,994	58,814	1,180	24,733
Information Technology Projects	8,651	12,507	(3,856)	5,790	20,963	22,792	(1,829)	17,407
Other Equipment and Buildings	2,400	2,376	24	827	7,334	7,111	223	2,966

	124,497	148,172	(23,675)	56,702	210,567	249,199	(38,632)	140,325

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	272,658	293,648	(20,990)	313,496	365,325	367,075	(1,750)	370,220
Manitoba Floodway Expansion	58,211	104,261	(46,050)	51,903	153,565	153,565	—	86,618
Water Control Infrastructure	4,753	7,334	(2,581)	6,998	16,600	10,600	6,000	10,344
Parks, Cottage and Camping Projects	7,911	8,200	(289)	8,714	15,244	16,757	(1,513)	14,505

	343,533	413,443	(69,910)	381,111	550,734	547,997	2,737	481,687

Total Capital Investment	468,030	561,615	(93,585)	437,813	761,301	797,196	(35,895)	622,012